

Mail Stop 3561

September 13, 2017

Susan M. Villare
Chief Financial Officer
Sonus Networks, Inc.
4 Technology Park Drive
Westford, Massachusetts 01886

> **Re:** **Sonus Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-34115**

Dear Ms. Villare:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure